April 21, 2025

Dane C. Andreeff
President and Chief Executive Officer
Helius Medical Technologies, Inc.
642 Newtown Yardley Road, Suite 100
Newtown, Pennsylvania 18940

       Re: Helius Medical Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 15, 2025
           CIK No. 0001610853
Dear Dane C. Andreeff:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Emily Johns, Esq.